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                  Filed by: Sizeler Property Investors, Inc.
                             Pursuant to Rule 425
                       under the Securities Act of 1933
               Subject Company: Sizeler Property Investors, Inc.
                         Commission File No. 333-72208

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SIZELER PROPERTY INVESTORS, INC.
================================================================================
[SIZELER LOGO]                     News Release                   [SIZELER LOGO]
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For additional information contact:
Thomas A. Masilla, Jr., Vice Chairman and President
Robert A. Whelan, Chief Financial Officer
504/471-6200
www.sizeler.net


                        SIZELER PROPERTY INVESTORS, INC.
                            COMMENCES EXCHANGE OFFER
                  AND CONCURRENT OFFER OF SECURITIES FOR CASH


NEW ORLEANS - March 28, 2002 - Sizeler Property Investors, Inc. (NYSE: SIZ), announced today that it has commenced two concurrent public securities offerings. The first is an exchange offer ("Exchange Offer") to holders of all of its outstanding 8% Convertible Subordinated Debentures due July 15, 2003 (Old Debentures). The second offering is an offering of new securities, described below, for cash (the "Cash Offer").

The purpose of the Exchange Offer is to refinance the Old Debentures. The Exchange Offer is scheduled to expire on April 26, 2002 at 5:00 p.m., New York City time. Under the terms of the Exchange Offer, Old Debentures may be exchanged, at the option of the holder, for 9.0% Convertible Subordinated Debentures due July 15, 2009 (New Debentures) and/or 9.75% Series B Cumulative Redeemable Preferred Stock (Series B Preferred Stock), which has a liquidation preference of $25.00 per share. The Old Debentures are convertible at an effective conversion price of $13.00 per share and the New Debentures have an effective conversion price of $11.00 per share.

The maximum principal amount of New Debentures that may be issued in the Exchange Offer is $40,340,000. The holders of Old Debentures may exchange their debentures entirely for New Debentures or entirely for Series B Preferred Stock or any combination thereof, except that the New Debentures issued will not exceed the maximum principal amount.

In the Cash Offer, New Debentures and Series B Preferred Stock will be offered at a price of $1,000 per $1,000 face amount of New Debentures and $25 per share of Series B Preferred Stock. The total amount of New Debentures and Series B Preferred Stock to be offered in the Cash Offer and the Exchange Offer will not exceed $61,900,000 (the approximate outstanding amount of Old Debentures). The Company intends to list the New Debentures, the Series B Preferred Stock and the common stock issuable upon conversion of the New Debentures on the New York Stock Exchange.



2542 Williams Boulevard          Kenner, Louisiana  70062          504/471-6200
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Sizeler Property Investors, Inc.
March 28, 2002
Page 2 of 3



J.P. Morgan Trust Company, National Association will serve as the Exchange Agent and Georgeson Shareholder Communications Inc. will serve as Information Agent for the Exchange Offer. Cohen & Steers Capital Advisors, LLC is acting as financial advisor to the Company on the Exchange Offer and as its placement agent in the Cash Offer. Copies of the Prospectus outlining the Exchange Offer may be obtained from Georgeson by calling (800) 223-2064 (toll free) or 212-440-9800 (banks and brokers) or writing to Georgeson at 17 State Street, 10th Floor, New York, New York 10004. Copies of the Preliminary Prospectus Supplement for the Cash Offer may be obtained from Cohen & Steers by calling (888) 426-7280.

ABOUT SIZELER PROPERTY INVESTORS, INC.

Sizeler Property Investors, Inc. is an equity real estate investment trust
(REIT), which invests in retail and apartment properties in the southeastern United States. The Company currently owns a total of twenty-nine properties -- fifteen in Louisiana, ten in Florida and four in Alabama.

WHERE TO OBTAIN ADDITIONAL INFORMATION:

Holders of Old Debentures are urged to read the Prospectus and Exchange Offer and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Sizeler and the Exchange Offer, including the complete terms of the Exchange Offer, the terms of the New Debentures and the Series B Preferred Stock, and other related matters. Persons considering purchasing New Debentures or Series B Preferred Stock in the Cash Offer are urged to read the Preliminary Prospectus Supplement and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Sizeler and the Cash Offer, including the terms of the Cash Offer, the terms of the New Debentures and the Series B Preferred Stock, and other related matters

Copies of the Prospectus for the Exchange Offer, the Preliminary Prospectus Supplement for the Cash Offer and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. Interested persons may request free copies of the documents that the Company filed with the Securities and Exchange Commission by contacting the Company. Requests should be directed to: Sizeler Property Investors, Inc., 2542 Williams Boulevard, Kenner, Louisiana 70062;
Attn:  Chief Financial Officer.

A registration statement relating to the New Debentures and the Series B preferred stock being offered pursuant to the Exchange Offer has been filed with the Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new securities, in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

A registration statement relating to the New Debentures and Series B Preferred Stock to be issued in the Cash Offer has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 of the Securities Act of 1933. A Preliminary Prospectus Supplement with reference to the Cash Offer is available and a Final Prospectus Supplement will be delivered to purchasers of these securities. This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
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Sizeler Property Investors, Inc.
March 28, 2002
Page 3 of 3



FORWARD-LOOKING STATEMENTS

Certain statements in this release are forward-looking and as such are based upon the Company's current belief as to the outcome and timing of future events. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of the Company) and are subject to change based upon various factors, including but not limited to the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets; the demand for and market acceptance of the Company's properties for rental purposes; the amount and growth of the Company's expenses; the continued availability of adequate funding sources to the Company; tenant financial difficulties; general economic and world conditions, including threats to the United States homeland from unfriendly factions; the level of interest rates; economic conditions in those areas where the Company owns properties, and the possible disposition of mature properties since the Company is continuously engaged in the examination of its various lines of business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's results could differ materially from those expressed in the forward-looking statements.